Mail Stop 6010

January 28, 2008

Peter B. Hirshfield, Esq.
1035 Park Avenue
New York, NY 10028-0912

> **Re:** **Acorn Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 18, 2008**
> **File No. 333-146685**

Dear Mr. Hirshfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Acorn Acquisition Corp. Condensed Consolidated Statements of Operations, page F-3

1. Refer to our prior comment 1. We note that the financial statements for the three and nine months ended September 30, 2006 appear to have been restated due to the correction of an error. Please revise the filing to label all financial statements with corrected amounts (including the condensed financial statements of Lumen on page F-8) as "restated" and to include the disclosures required by paragraph 26 of SFAS 154. Please also apply this comment to the interim financial statements of Lumen Medical on page F-33.

Lumen Medical Inc. Consolidated Statements of Operations, page F-34

2. We see that you have presented the unaudited consolidated statement of operations for Lumen Medical for the nine month period ended September 30, 2007. We note on page F-

22 that Lumen Medical has a fiscal year-end of March 31, 2007 and Item 310(b) of Regulation S-B calls for interim financial statements to include the period from the fiscal year-end to the most recent balance sheet date. Accordingly, please revise the filing to include the consolidated statement of operations for the six month period ended September 30, 2007 and 2006. Please also apply this comment to Lumen's consolidated statement of cash flows on page F-36 and the Selected Historical Consolidated Financial Data of Lumen on page 18.

Exhibit 23. 1

3.   Refer to our prior comment 3. Please include currently dated consents with any amendments to this filing.

General

4.   Please consider the impact of our Form S-4 comments on your periodic filings, including your Form 10-QSB/A for the period ended September 30, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding the comments. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Jay Webb
Reviewing Accountant